Exhibit 99.1 - Form 6K -LVH NR August 29, 2007

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

Las Vegas From Home.com Entertainment Reports  Second Quarter 2007 Results

Vancouver, British Columbia, August 29, 2007 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for the three and six months ended June 30, 2007.

All financial figures are in Canadian dollars.

Q2 Progress

As a result of the recent legislative developments in the North American market and the significant potential in the nascent Asian market, the company has focused its strategic efforts on developing a multi-player gaming platform targeted at the Asian market. The Company has turned its focus towards developing specific products for specialized markets.

The second quarter of 2007 was a transitional one for LVFH and does not reflect the progress the Company has made with its product and its market position in Asia according to Jake Kalpakian, President and CEO.  “Our Q2 numbers were impacted due to a combination of factors.  As a result of a strengthening Canadian dollar during the quarter, the Company was negatively impacted by approximately $500,000 just in Foreign Exchange fluctuations.  Other factors also significantly adding to the negative impact were stock-based compensation, amortization and a special one-time goodwill marketing rebate.  Furthermore, the Company’s decision to delay the commercial launch of its own website in favour of concentrating on the development of a specific business initiative must also be considered in this quarter’s results”.

The Company incurred a loss of $1,641,628 as compared to a loss of $360,306 in Q1 2007 and a loss of $853,501 for the comparative quarter in 2006.

Mr. Kalpakian continues, “As mentioned above one must note the nature of the factors which contributed to this quarter’s results.  More importantly, we believe the steps we have taken to improve our product and business relationships in Asia have better positioned us for the future.  While it’s taking longer than anticipated, this “improved positioning” is already evident by the fact we have made significant progress with certain business opportunities. With approximately $6.5 million in the bank, we are well situated as we look ahead”.

Revenues

The Company’s second quarter generated revenue from continuing operations for the three month period ended June 30, 2007 was $126,428, as compared to $918,363 in the first quarter of 2007.  The Company actually generated $481,050 revenues in Q2 but $354,622 of that amount was waived in favour to a Licensee as a special one-time goodwill marketing rebate due to operational downtime because of software upgrades. Revenue from continuing operations for the year ago period was $nil due to the sale of APG and the re-classification of the APG operations to discontinued operations.

Interest income in Q2 was $81,678 as compared to $83,371 in Q1 and $13,826 for the comparative quarter in 2006 due to the sale of APG and the re-classification of APG operations to discontinued operations.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Six Months Ended June 30

(Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	$126,428	$0	$1,044,791	$0

OPERATING EXPENSES
Sales & Marketing	133,220	154,384	229,890	282,574
General & Administrative	315,692	338,494	685,912	656,162
Research, Development & Support	709,757	573,583	1,360,301	1,000,068
	1,158,669	1,066,461	2,276,103	1,938,804

EARNINGS BEFORE INTEREST, TAXES, AND AMORTIZATION	(1,032,241)	(1,066,461)	(1,231,312)	(1,938,804)

Amortization	62,953	160,489	127,842	297,668
Stock based compensation	190,007	8,649	436,582	83,419
Bank charges, interest and foreign
exchange	386,163	67,684	348,303	58,970

LOSS BEFORE OTHER ITEMS	(1,671,364)	(1,303,283)	(2,144,039)	(2,378,861)

Other items
Gain on settlement of debt	29,736	0	142,105	0
Write up/(down) of marketable securities	0	0	0	(41,127)
	29,736	0	142,105	(41,127)

Income taxes	0	0	0	0

NET LOSS BEFORE
DISCONTINUED OPERATIONS	(1,641,628)	(1,303,283)	(2,001,934)	(2,419,988)

Earnings from discontinued operations	0	449,782	0	1,881,615

NET LOSS FOR THE PERIOD	(1,641,628)	(853,501)	(2,001,934)	(538,373)

Deficit, beginning of period	(23,732,128)	(18,463,266)	(23,371,822)	(18,778,394)

Deficit, end of period	(25,373,756)	(19,316,767)	(25,373,756)	(19,316,767)
Weighted average number of
shares	101,395,075	97,203,825	101,395,075	97,203,825
Net and fully diluted loss
per common share	(0.02)	(0.01)	(0.02)	(0.01)

LVFH’s financial statements for the quarter ended June 30, 2007 are available on SEDAR at www.sedar.com.

About Las Vegas From Home.Com Entertainment Inc.

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games. The gaming and entertainment operations are carried on by MTV. The principal revenues of MTV are from licensing fees and royalties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com